EXHIBIT 99.1

Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2013 and 2012
(Expressed in Canadian Dollars)
(Unaudited)

EXETER RESOURCE CORPORATION

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Vancouver, Canada
November 13, 2013

Exeter Resource Corporation Condensed Interim Consolidated Statements of Financial Position (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

		September 30, 2013	December 31, 2012
Assets

Current
Cash and cash equivalents	(Note 3)	$43,259	$55,237
Amounts receivable and prepaid expenses		222	829
Due from related party	(Note 7)	30	95
Marketable securities	(Note 4)	141	-
		43,652	56,161

Property and equipment		144	164
		$43,796	$56,325

Liabilities

Current
Accounts payable and accrued liabilities		$694	$876
Due to related parties	(Note 7)	29	50
		723	926

Shareholders’ Equity

Share capital		246,089	246,089
Contributed surplus		43,492	40,337
Deficit		(246,426)	(231,043)
Accumulated other comprehensive (loss) income		(82)	16
		43,073	55,399
		$43,796	$56,325

Contractual Obligations	(Note 10)	29	50

Approved by the Directors:
“John Simmons”	Director
“Robert Reynolds”	Director

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

		Three months ended September 30		Nine months ended September 30
		2013	2012	2013	2012
Assets

Current
Interest income		$142	$201	$483	$625
Loss on sale of assets		-	(2)	-	(2)
		142	199	483	623
Expenses
Accounting and audit		-	15	38	60
Administration salaries and consulting	(Note 6)	308	123	1,120	666
Directors' fees	(Note 6)	334	458	1,235	1,622
Foreign exchange (gain) loss		-	20	15	(18)
General and administration	(Note 9)	122	133	461	567
Legal fees		4	3	45	32
Management fees	(Note 6)	208	961	797	2,639
Mineral property exploration expenditures	(Notes 5 and 6)	2,151	2,262	11,591	14,143
Shareholder communications		129	128	470	520
Stock exchange listing and filing fees		-	-	94	105
		3,256	4,103	15,866	20,336
Loss for the period		$3,114	$3,904	$15,383	$19,713
Other comprehensive (income) loss for the period
Items that may be reclassified to profit or loss:
Currency translation difference		16	(14)	(11)	(58)
Unrealized loss (gain) on available-for-sale
investments	(Note 4)	(16)	-	109	-
Loss and comprehensive loss for the period		$3,114	$3,890	$15,481	$19,655

Basic and diluted loss per common share		$(0.04)	$(0.04)	$(0.17)	$(0.22)
Weighted average number of common shares outstanding		88,407,753	88,348,086	88,407,753	88,185,857

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Coporation Condensed Interim Consolidated Statements of Cash Flow (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

For the nine months ended September 30,		2013	2012

Operating Activities

Net loss for the period		$(15,383)	$(19,713)
Non-cash items:
Amortization		38	101
Loss on sale of assets		-	2
Share-based compensation	(Note 6)	3,155	4,369
		(12,190)	(15,241)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		613	(42)
Due from related party		65	66
Due to related parties		(21)	(30)
Accounts payable and accrued liabilities		(175)	(1,320)
Cash flows from operating activities		(11,708)	(16,567)
Financing Activities
Issue of share capital for cash		-	2,020
Cash flows from financing activities		-	2,020
Investing Activities
Acquisition of property and equipment		(22)	(69)
Acquisition of investment securities		(250)	-
Proceeds from sale of assets		-	2
Cash flows from investing activities		(272)	(67)
Effect of foreign exchange rate change on cash and cash equivalents		2	113
Net decrease in cash and cash equivalents		(11,978)	(14,501)
Cash and cash equivalents – beginning of the period		55,237	71,926
Cash and cash equivalents – end of the period		$43,259	$57,425

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

		Issued Share Capital
		Number of Shares	Amount	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity

Balance - December 31, 2011		87,325,753	$242,270	$34,587	$(205,817)	$(56)	$70,984
Activity during the period:
-	Exercise of stock options	1,032,000	2,020	-	-	-	2,020
-	Contributed surplus allocated on exercise of options	-	1,592	(1,592)	-	-	-
-	Share-based compensation	-	-	4,369	-	-	4,369
-	Other comprehensive income	-	-	-	-	58	58
-	Net loss for the period	-	-	-	(19,713)	-	(19,713)
Balance - September 30, 2012		88,357,753	$245,882	$37,364	$(225,530)	$2	$57,718
Activity during the period:
-	Exercise of stock options	50,000	60	-	-	-	60
-	Contributed surplus allocated on exercise of options	-	147	(147)	-	-	-
-	Share-based compensation	-	-	3,120	-	-	3,120
-	Other comprehensive income	-	-	-	-	14	14
-	Net loss for the period	-	-	-	(5,513)	-	(5,513)
Balance - December 31, 2012		88,407,753	$246,089	$40,337	$(231,043)	$16	$55,399
Activity during the period:
-	Share-based compensation	-	-	3,155	-	-	3,155
-	Other comprehensive loss	-	-	-	-	(98)	(98)
-	Net loss for the period	-	-	-	(15,383)	-	(15,383)
Balance - September 30, 2013		88,407,753	$246,089	$43,492	$(246,426)	$(82)	$43,073

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation Condensed Interim Consolidated Statements of Changes in Equity For the nine months ended September 30, 2013 and 2012 (Unaudited)

1.	Nature of Business

Exeter Resource Corporation (“Exeter” or the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and together with its subsidiaries, it is engaged in the acquisition and exploration of mineral properties located in the Americas.

The Company is in the process of exploring its mineral properties.  The continued operations of the Company is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

The Company has its primary listing on the Toronto Stock Exchange and a secondary listing on the NYSE MKT.  The Company’s head office is located at 1660 - 999 West Hastings Street, Vancouver, BC, Canada, V6C 2W2.

2.	Basis of Preparation

These condensed interim consolidated financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  Accordingly, the accounting policies followed by the Company are set out in Note 4 of the audited consolidated financial statements for the year ended December 31, 2012, and have been consistently followed in the preparation of these condensed interim consolidated financial statements, except as described below.  These condensed interim consolidated financial statements have been prepared in accordance with IFRS, as applicable to interim financial reports including IAS 34 ‘Interim Financial Reporting’.  These condensed interim consolidated financial statements do not include all the information and note disclosure required by IFRS for annual financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012.  These condensed interim consolidated financial statements were approved by the Board of Directors on November 13, 2013.

Exeter Resource Corporation Condensed Interim Consolidated Statements of Changes in Equity For the nine months ended September 30, 2013 and 2012 (Unaudited)

3.	Cash and Cash Equivalents
(in thousands)	September 30, 2013	December 31, 2012
Cash
Investment savings accounts	$43,259	$23,175
Guaranteed investment certificates	-	32,062
Total	$43,259	$55,237

4.	Marketable Securities

The Company holds 1,562,500 common shares in San Marco Resources Inc. (“San Marco”) (see note 5(a)).

	2013	2012
Number of shares held	1,562,500	-

(in thousands)
Cost	$250	$-
Market value – beginning of period	$250	$-
Change in fair value	(109)	-
Market value – end of period	$141	$-

Exeter Resource Corporation Condensed Interim Consolidated Statements of Changes in Equity For the nine months ended September 30, 2013 and 2012 (Unaudited)

5.	Mineral Properties - Acquisition and Exploration Costs

a)	Acquisition Costs

CHILE

Caspiche

By an agreement dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile.  Under the terms of the agreement, the Company had the right to earn a 100% interest in the properties by incurring aggregate expenditures of US$2.55 million over five years including conducting 15,500 meters (“m”) of drilling with the vendor retaining a 3% net smelter royalty (“NSR”) in the properties.

Having met the requirements to earn its interest in the properties, effective February 14, 2011 the Company exercised its option and acquired the properties subject to the NSR and the vendor’s buy back right by re-paying certain of the Company’s expenditures incurred on the property if the property is not put into production by March 2026.  In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity.  The Company is required to make an advance annual royalty payment of US$250,000 up until March 31, 2020 (US$750,000 paid to September 30, 2013) and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and NSR will be payable.

Sideral project

On March 1, 2011 the Company announced it had entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project.  The agreement provides for the Company to acquire 100% of the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m, within four years.  After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a deposit of greater than 100 million tons at a grade of +0.5% copper has been made.  Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively its interest will revert to a 2% NSR.  The Company has the right to purchase 50% of the NSR for $10 million.

Water rights option

On February 4, 2011 the Company entered into an option on water rights to a total volume of 300 litres per second from a private Chilean company.  The rights related to surface water flows and were consumptive in nature.  Option payments incurred totalled US$1,100,000.  In June 2013 the Company withdrew from the option.

Water joint venture agreement

On June 3, 2013 the Company announced that its Chilean subsidiary, Minera Eton, had entered into a joint venture agreement (“JV”) with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation.  The JV covers the potential exploration for subsurface water associated with granted tenements at Laguna Verde and Cuenca Two, located in northern Chile.  Each company will own a 50% interest in each water tenement that is granted and will incur 50% of the costs associated with exploration.  Exeter has committed US$500,000 to the JV for water exploration.

Exeter Resource Corporation Condensed Interim Consolidated Statements of Changes in Equity For the nine months ended September 30, 2013 and 2012 (Unaudited)

5.	Mineral Properties - Acquisition and Exploration Costs (Continued)

Land easement

On June 10, 2013 the Company announced that its application for surface rights had been granted by the Chilean Government.  The Company already has a lease agreement with the Chilean Government for the surface rights that correspond to its initial mineral rights in the area, and the new easement extends this area to cover most of its additional tenements as well as surfaces that may be required for Caspiche development.  The Company paid US$1.5 million and is required to make 10 payments of approximately US$600,000 annually commencing December 31, 2013 to maintain the easement which is valid for the duration of potential mining activity at Caspiche.

MEXICO

On March 4, 2013, the Company announced that it had entered into two option and joint venture agreements with Canadian company, San Marco, for the exploration of the Angeles and La Buena gold-silver properties located in Mexico.

Angeles

Pursuant to the agreement Exeter can earn an initial 51% in the Angeles property by spending $10.0 million in exploration expenditures over 4 years (“Stage One – Angeles”) and an additional 19%, over the next 3 years, for a total of 70%, by spending an additional $10.0 million in exploration expenditures (“Stage Two – Angeles”).  Exeter is also required to make cash payments totaling $950,000 staged over 7 years ($100,000 paid).  All cash payments are to be made by way of a private placement purchase of San Marco’s common shares at a price equal to a premium of 25% to the 20 day volume weighted average price (“VWAP”) of San Marco’s shares on the TSX Venture Exchange (“TSX-V”).

Exeter has committed to first year expenditures of $1.0 million at Angeles, which is largely related to 2,500 m of drilling at the La Bonanza and La Verde target areas.  The Company can withdraw from the option at any time after the first year without penalty.

Stage One – Angeles
Purchases of San Marco common shares are as follows:
(i)	$100,000 on completion of due diligence (acquired 625,000 common shares (see Note 4));
(ii)	additional $100,000 by January 7, 2014;
(iii)	additional $150,000 by January 7, 2015; and
(iv)	additional $150,000 by January 7, 2016,
for total Stage One cash payments of $500,000.

Exploration expenditures are as follows:
(i)	$1.0 million by December 31, 2013 (substantially completed);
(ii)	additional $1.5 million by December 31, 2014;
(iii)	additional $3.0 million by December 31, 2015; and
(iv)	additional $4.5 million by December 31, 2016,
for total Stage One exploration expenditures of $10.0 million.

Exeter Resource Corporation Condensed Interim Consolidated Statements of Changes in Equity For the nine months ended September 30, 2013 and 2012 (Unaudited)

5.	Mineral Properties - Acquisition and Exploration Costs (Continued)

Stage Two – Angeles
Purchases of San Marco common shares are as follows:
(i)	additional $150,000 by April 7, 2017;
(ii)	additional $150,000 by April 7, 2018;
(iii)	additional $150,000 by April 7, 2019,
for total Stage Two cash payments of $450,000 and cumulative cash payments of $950,000.

Exploration expenditures are as follows:
(i)	additional $3.0 million by March 31, 2018;
(ii)	additional $3.0 million by March 31, 2019; and
(iii)	additional $4.0 million by March 31, 2020,
for total Stage Two exploration expenditures of $10.0 million and cumulative expenditures of $20.0 million.

La Buena

Pursuant to the agreement, Exeter can earn 60% in the La Buena property by spending $15.0 million in exploration expenditures and by making cash payments of $650,000 staged over 5 years ($150,000 paid).  All cash payments are to be made by way of a private placement purchase of San Marco’s common shares at a price equal to a premium of 25% to the 20 day VWAP of San Marco’s shares on the TSX-V.

Exeter has committed to first year expenditures of $1.4 million, which includes a property scale IP program and a planned drilling program.  The Company can withdraw from the option at any time after the first year without penalty.

Purchases of San Marco common shares are as follows:
(a)	$150,000 on completion of due diligence (acquired 937,500 common shares (see Note 4));
(b)	additional $150,000 by March 7, 2014;
(c)	additional $100,000 by March 7, 2015;
(d)	additional $100,000 by March 7, 2016; and
(e)	additional $150,000 by March 7, 2017,
for total cash payments of $650,000.

Exploration expenditures are as follows:
(a)	$1.4 million by March 1, 2014 ($877,000 incurred and advanced);
(b)	additional $1.6 million by March 1, 2015;
(c)	additional $2.7 million by March 1, 2016;
(d)	additional $3.5 million by March 1, 2017 and
(e)	additional $5.8 million by March 1, 2018,
for total exploration expenditures of $15.0 million.

Exeter Resource Corporation Condensed Interim Consolidated Statements of Changes in Equity For the nine months ended September 30, 2013 and 2012 (Unaudited)

5.	Mineral Properties - Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

The tables below shows the Company’s exploration expenditures for the nine month periods ended September 30, 2013 and 2012.

(in thousands)		2013		2012
	Mexico	Chile	Total	Chile Total
Assays	$62	$45	$107	$115
Consultants and contractors	23	887	910	2,158
Drilling	578	2,298	2,876	3,812
Engineering and geological*	770	1,201	1,971	1,204
Environmental	22	44	66	78
Field camp	32	438	470	1,668
IVA tax	103	530	633	1,250
Legal and title	99	429	528	540
Metallurgical *	1	176	177	775
Office operations	135	234	369	204
Resource development	-	38	38	90
Travel	114	342	456	601
Wages and benefits *	125	911	1,036	1,150
Water rights option/Access payments	47	1,907	1,954	498
Exploration costs	$2,111	$9,480	$11,591	$14,143
Cumulative exploration costs	$2,111	$89,626	$91,737	$77,724

* Includes share-based compensation as reflected below:

(in thousands)		2013		2012
	Mexico	Chile	Total	Chile Total
Engineering and geological	$62	$452	$514	$291
Metallurgical	-	97	97	306
Wages and benefits	-	196	196	165
Total	$62	$745	$807	$762

Exeter Resource Corporation Condensed Interim Consolidated Statements of Changes in Equity For the nine months ended September 30, 2013 and 2012 (Unaudited)

6.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), which was approved by shareholders on May 31, 2013, with the following principal elements: (a) the aggregate number of shares issuable pursuant to options granted will not exceed 10% of the issued and outstanding shares of the Company at the time of grant; (b) insider participation may not exceed 10% of the issued and outstanding shares; (c) a maximum term of ten years; and (d) unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date.  No stock options can be granted under the Plan until the number of stock options outstanding falls below 10% of the issued and outstanding common shares of the Company.

A summary of the changes in share options during the period is as follows:

	September 30, 2013		December 31, 2012
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding, beginning of period	10,530,150	$1.79	12,428,400	$4.30
Granted	2,675,000	1.20	7,110,000	1.85
Exercised	-	-	(1,082,000)	1.92
Cancelled	(1,613,400)	2.22	(6,895,000)	5.25
Forfeited/expired	(1,408,750)	3.73	(1,031,250)	2.83
Options outstanding, end of period	10,183,000	$1.30	10,530,150	$1.79	*

There were nil (December 31, 2012 - 1,082,000) options exercised during the period at an average exercise price of $nil (December 31, 2012 - $1.92).

Exeter Resource Corporation Condensed Interim Consolidated Statements of Changes in Equity For the nine months ended September 30, 2013 and 2012 (Unaudited)

6.	Stock Option Plan (Continued)

During the period, option holders voluntarily surrendered 1,603,400 (December 31, 2012 – 6,895,000) options and the Company accounted for these as cancellations whereby the unvested balance of the original fair value was immediately expensed in the amount of $nil (December 31, 2012 - $1,185,954).

*During 2012 the Company re-priced 1,238,000 options which ranged in price from $5.27 to $7.00, to an exercise price of $3.64 per option.  These re-priced options had a fair value of approximately $1.04 per option, and the Company recognized $756,000 in share-based compensation from the re-pricing of these options.  The Company also re-priced 1,353,000 options which ranged in price from $2.60 to $6.20, to an exercise price of $1.27 per option.  These re-priced options had a fair value of approximately $0.34 per option, and the Company recognized $395,000 in share-based compensation from the re-pricing of these options.

The following table summarizes information about the stock options outstanding at September 30, 2013.

Outstanding Options				Exercisable Options
Range of Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
1.01 - 2.00	9,963,000	4.10	$1.26	5,613,000	$1.26
2.01 - 3.00	195,000	1.20	2.51	195,000	2.51
3.01 - 4.00	25,000	0.99	3.99	25,000	3.99
	10,183,000	4.04	$1.30	5,833,000	$1.31

For the options granted during the period, the weighted average fair market value was $1.20 per share.

Share-based Compensation

The fair value of the 2,675,000 (2012 – 2,050,000) options granted by the Company during the periods ended September 30, 2013 and 2012 was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions:

	2013	2012
Expected annual volatility	70%	72%
Risk-free interest rate	1.42%	0.96%
Expected life	5 years	5 years
Expected dividend yield	0.0%	0.0%

Exeter Resource Corporation Condensed Interim Consolidated Statements of Changes in Equity For the nine months ended September 30, 2013 and 2012 (Unaudited)

6.	Stock Option Plan (Continued)

Share-based compensation expense of $3,155,000 (2012 - $4,369,000) was recognised based on the vesting of options re-priced in 2012, the vesting of existing options from previous periods and also new options which were granted during the period with a corresponding amount allocated to contributed surplus.

Share-based compensation has been allocated as follows:

(in thousands)	Three Months ended September 30		Nine Months ended September 30
	2013	2012	2013	2012
Administration salaries and consulting	$168	$6	$667	$356
Directors’ fees	296	395	1,110	1,472
Management fees	113	345	571	1,779
Mineral property exploration expenditures	160	87	807	762
Total	$737	$833	$3,155	$4,369

Exeter Resource Corporation Condensed Interim Consolidated Statements of Changes in Equity For the nine months ended September 30, 2013 and 2012 (Unaudited)

7.	Related Party Transactions

An amount due from a related party of $30,000 at September 30, 2013 (December 31, 2012 - $95,000) is for the recovery of common expenditures from Rugby Mining Limited (“Rugby”), a corporation with directors in common (see note 7(g)).  The amounts due from related parties are non-interest bearing and are due on demand.

Amounts due to related parties of $29,000 at September 30, 2013 (December 31, 2012 - $50,000) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business.  The amounts due to related parties are non-interest bearing and are due on demand.

During the period ended September 30, 2013 a total of $673,000 (2012 - $1,463,000) was paid or accrued for related party transactions as described below:

a)
Exploration and consulting fees of $230,000 (2012 - $270,000) were paid or accrued to a corporation of which a Co-Chairman and former President and CEO of the Company is a principal.  As at September 30, 2013, the Company had amounts owing of $15,000 (2012 - $12,000) to this company.

b)
Exploration fees of $148,000 (2012 - $222,000) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development.  As at September 30, 2013, the Company had amounts owing of $8,000 (December 31, 2012 - $10,000) to this company.

c)
Management fees of $76,000 (2012 - $117,000) were paid to a corporation controlled by a Co-Chairman of the Company.  As at September 30, 2013, the Company had amounts owing of $Nil (December 31, 2012 - $7,000) to this company.

d)
Management fees of $187,000 (2012 - $150,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.  As at September 30, 2013, the Company had amounts owing of $6,000 (December 31, 2012 - $Nil) to this company.

e)
Management fees of $Nil (2012 - $650,000) were paid or accrued to a corporation controlled by the former Vice-President, Corporate Development.  As at September 30, 2013, the Company had amounts owing of $Nil (December 31, 2012 - $Nil) to this company.

f)
The Company paid or accrued rent expense of $32,000 (2012 - $54,000) to a company controlled by a director of the Company.  Of this amount, $16,000 (2012 - $27,000) was recovered from Rugby.  As at September 30, 2013, the Company had amounts owing of $Nil (December 31, 2012 - $10,000) to this company.

During the period, the Company shared costs of certain common expenditures including administrative support, office overhead and travel with Rugby.

g)
The Company, along with Rugby, incurs certain expenditures for staff and exploration expenditures on behalf of each other.  The net amount provided or incurred by the Company on behalf of Rugby during the period ended September 30, 2013 was $269,000 (2012 - $177,000).  As at September 30, 2013, the Company had amounts receivable of $30,000 (December 31, 2012 - $95,000) from Rugby.  The amounts due from Rugby are non-interest bearing and are due on demand.

Exeter Resource Corporation Condensed Interim Consolidated Statements of Changes in Equity For the nine months ended September 30, 2013 and 2012 (Unaudited)

8.           Executive Compensation

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly.  Key management personnel of the Company include executive officers and the board of directors.

The following compensation has been provided to key management personnel for the nine month periods ended September 30, 2013 and 2012.

(in thousands)	2013	2012
Compensation - cash	$882	$1,337
Share-based payments	2,238	3,356
Total	$3,120	$4,693

9.           Expenses by Nature

General and administration expenses for the nine month periods ended September 30, 2013 and 2012 are:

(in thousands)	2013	2012
Amortization	$38	$101
Bank charges	7	10
Office	161	155
Rent	127	107
Telecommunications	21	19
Transfer agent	15	14
Travel and promotion	92	161
Total	$461	$567

10.	Contractual Obligations

The Company leases offices in Canada and Chile and has expenditure, option payment, land easement payments and advance royalty obligations related to its properties.  Except for current year property expenditure commitments of $1.1 million noted below related to the La Buena property  and the water JV agreement, option payments and property expenditure obligations related to its projects are contingent on exploration results and can be cancelled at any time (see note 5(a)).  Other financial commitments are summarized in the table below:

Payments Due by Year (in thousands)	Total	2013	2014 - 2015	2016 - 2017	2018 - 2024
Office and equipment leases	$556	$62	$456	$38	$-
Land easement payments	6,181	618	1,236	1,236	3,091
Property access agreements	14	7	7	-	-
Property expenditure obligations	1,064	1,064	-	-	-
Advance royalty payments	6,697	-	515	515	5,667
Total	$14,512	$1,751	$2,214	$1,789	$8,758

Exeter Resource Corporation Condensed Interim Consolidated Statements of Changes in Equity For the nine months ended September 30, 2013 and 2012 (Unaudited)

11.	Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development.  The following disclosures are on a geographic basis:

As at September 30, 2013 (in thousands)	Canada	Mexico	Chile	Total
Cash and cash equivalents	$42,701	$-	$558	$43,259
Amounts receivable and prepaid expenses	139	46	37	222
Due from related party	30	-	-	30
Other financial assets	141	-	-	141
Property and equipment	3	-	141	144
	43,014	46	736	43,796
Current Liabilities	(203)	(70)	(450)	(723)
	$42,811	$(24)	$286	$43,073
Three months ended September 30, 2013
Mineral property exploration expenditures	$-	$686	$1,465	$2,151
Net loss	$947	$686	$1,481	$3,114
Nine months ended September 30, 2013
Mineral property exploration expenditures	$-	$2,111	$9,480	$11,591
Net loss	$3,738	$2,111	$9,534	$15,383

As at December 31, 2012 (in thousands)	Canada	Chile	Total
Cash and cash equivalents	$54,225	$1,012	$55,237
Amounts receivable and prepaid expenses	549	280	829
Due from related party	95	-	95
Property and equipment	11	153	164
	54,880	1,445	56,325
Current Liabilities	(416)	(510)	(926)
	$54,464	$935	$55,399
Three months ended September 30, 2012
Mineral property exploration expenditures	$-	$2,262	$2,262
Net loss	$1,621	$2,283	$3,904
Nine months ended September 30, 2012
Mineral property exploration expenditures	$-	$14,143	$14,143
Net loss	$5,444	$14,269	$19,713